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                                                                    EXHIBIT 12.1

                 GLOBAL CROSSING HOLDINGS LTD. AND SUBSIDIARIES
           RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                                 (in thousands)
                                  (unaudited)
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                                                   Historical
                                  ---------------------------------------------
                                                              For the Period
                                                              March 19, 1997
                                   Year Ended   Year Ended  (Date of Inception)
                                  December 31, December 31,   to December 31,
                                      1999         1998            1997
                                  ------------ ------------ -------------------
FIXED CHARGES:
 Interest on debt and
  capitalized leases and
  amortization of deferred
  finance fees...................  $ 118,881     $ 42,880        $    --
 Interest element of rentals.....     13,705          202               2
 Interest capitalized............     67,371       49,933             --
                                   ---------     --------        --------
   TOTAL.........................  $ 199,957     $ 93,015        $      2
                                   =========     ========        ========
PREFERRED DIVIDENDS:
 Amount..........................  $  52,500     $ 12,681        $ 12,690
                                   =========     ========        ========
 Gross up to pretax based on
  42.22% effective tax rate
  (except for 1997
  information)...................  $  90,862     $ 21,947        $ 12,690
                                   =========     ========        ========
EARNINGS:
 Income before cumulative effect
  of change in accounting
  principle and extraordinary
  item...........................  $ (12,198)    $(29,406)       $   (160)
 Add back:
   Provision for income taxes....     34,290       33,067             --
   Equity in (income) loss of
    affiliates...................    (10,755)       2,508             --
   Capitalized interest included
    in cost of capacity sold.....     43,493        9,128             --
   Fixed charges less interest
    capitalized..................    132,586       43,082               2
                                   ---------     --------        --------
     TOTAL.......................  $ 187,416     $ 58,379        $   (158)
                                   =========     ========        ========
RATIO OF EARNINGS TO FIXED
 CHARGES.........................        --           --              --
EXCESS OF FIXED CHARGES OVER
 EARNINGS........................  $ (12,541)    $(34,636)       $   (160)
RATIO OF EARNINGS TO FIXED
 CHARGES AND PREFERRED
 DIVIDENDS.......................        --           --              --
EXCESS FIXED CHARGES AND
 PREFERRED DIVIDENDS OVER
 EARNINGS........................  $(103,403)    $(56,583)       $(12,850)
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